SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras Issues US$ 6 billion in Global Notes

Rio de Janeiro, January 27, 2011 – Petróleo Brasileiro S.A. - Petrobras announces that it closed today a US$ 6 billion issuance of 5, 10 and 30 year notes in the international capital markets. The notes were issued by Petrobras’ wholly-owned subsidiary Petrobras International Finance Company (“PifCo”) and constitute general senior unsecured and unsubordinated obligations of PifCo that are unconditionally and irrevocably guaranteed by Petrobras. Pricing occurred on January 20, 2011 and the terms of the notes are as follows:

	2016 Notes	2021 Notes	2041 Notes
Amount	US$ 2.5 billion	US$ 2.5 billion	US$ 1.0 billion
Coupon	3.875%	5.375%	6.750%
Issue Price	99.663%	99.801%	99.288%
Yield to Investors	3.950%	5.401%	6.806%
Due Date	01/27/2016	01/27/2021	01/27/2041
1st Interest Payment Date	07/27/2011
Interest Payment Dates	January 27 and July 27 of each year
Ratings	Baa1(Moody´s), BBB- (Standard & Poor´s) and BBB (Fitch)
Joint Bookrunners	BTG Pactual US Capital Corp, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc
Co-managers	Credit Agricole Securities (USA) Inc. and Mitsubishi UFJ Securities (USA), Inc.

The transaction was the largest-ever corporate bond offering by a Brazilian company in the international capital markets, and the book was oversubscribed 2.5 times with more than 463 investors from the United States, Europe, Asia and Latin America participating, most of them dedicated to the high grade market.

Petrobras will use the proceeds of this multi-tranche offering to finance Petrobras’ planned capital expenditure under its 2010-2014 Business Plan while maintaining an adequate capital structure and staying within Petrobras’ targeted financial leverage ratios in accordance with its 2010-2014 Business Plan.

www.petrobras.com.br/ri

  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.